Exhibit 99.1

MATERIAL CHANGE REPORT

PURSUANT TO SECTION 7.1 OF NATIONAL INSTRUMENT 51-102

1.	Name and Address of Company:

Medicure Inc. (the “Company”)

2 – 1250 Waverley Street

Winnipeg, Manitoba

R3T 6C6

2.	Date of Material Change:

May 9, 2016

3.	News Release:

The Company issued a press release regarding the material change on May 9, 2016, a copy of which is attached hereto.

4.	Summary of Material Change:

On May 9, 2016, the Company announced that the employment agreement with President and Chief Operating Officer, Dawson Reimer, has been terminated, effective immediately.

5.	Full Description Of Material Change:

See attached Schedule “A”.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not Applicable.

7.	Omitted Information:

Not Applicable.

8.	Executive Officer:

James Kinley, Chief Financial Officer

Tel: (204) 487-7412

DATED at Winnipeg, Manitoba this 30th day of May 2016.

MEDICURE INC.

Per:	“James Kinley”
James Kinley, Chief Financial Officer

SCHEDULE “A”

Medicure Announces Departure of President and Chief Operating Officer

WINNIPEG, May 9, 2016 -  Medicure Inc. ("Medicure") (TSXV:MPH, OTC:MCUJF), a specialty pharmaceutical company today announced that the employment agreement with President and Chief Operating Officer, Dawson Reimer, has been terminated, effective immediately. “I and the entire Board of Directors thank Dawson for his commitment and dedication throughout his years of service with Medicure. We wish him all the best in his new endeavours.” said Dr. Albert Friesen, Board Chair and CEO of Medicure Inc.

Dr. Friesen, founder of Medicure, will, in addition to his current responsibilities, take on the role of President of the Company, while oversight of the operations function will be assumed by other members of the management team. “Our experienced leadership team will continue to focus on the advancement of AGGRASTAT and growth of Medicure.” said Dr. Friesen.

About Medicure Inc.

Medicure is a specialty pharmaceutical company focused on the development and commercialization of therapeutics for the U.S. hospital market.  The primary focus of the Company and its subsidiaries is the marketing and distribution of AGGRASTAT (tirofiban HCl) for non-ST elevation acute coronary syndrome in the United States, where it is sold through the Company's U.S. subsidiary, Medicure Pharma, Inc.  For more information on Medicure please visit www.medicure.com.

For more information, please contact:

James Kinley

Chief Financial Officer

Tel. 888-435-2220

Fax 204-488-9823

E-mail: info@medicure.com

www.medicure.com

To be added to Medicure’s e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.